SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

INDEX

Press Release dated January 28, 2003	3
Signature Page	4

Press Release

Toronto, Canada – January 28, 2003 — Kinross Gold Corporation (TSX-K; Amex-KGC) (“Kinross”) is pleased to announce that its shareholders approved all of the items voted on at the Special Meeting of Shareholders today in Toronto. The matters approved were:

• the issuance of that number of common shares of Kinross necessary to effect the Combination with Echo Mines Ltd. (TSX-ECO; Amex-ECO) ("Echo Bay") and TVX Gold Inc. (TSX-TVX; NYSE-TVX) ("TVX");

• the election of four agreed upon additional individuals to Kinross' Board of Directors effective upon the completion of the Combination;

• the consolidation of the issued and outstanding common shares of Kinross on the basis of one consolidated common share for each three old common shares;

• the reduction of Kinross' stated capital account maintained for its common shares by approximately $747 million; and

• the termination of Kinross' shareholder rights plan.

The Combination is subject to various conditions including shareholder approval of both Echo Bay and TVX and the final approval of the plan of Arrangement by the Superior Court of Justice, Ontario.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross’ expectations are disclosed under the heading “Risk Factors” and elsewhere in Kinross’ documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information: e-mail info@kinross.com or contact:

Robert M. Buchan President and Chief Executive Officer Tel. (416) 365-5650	Gordon A. McCreary Vice President, Investor Relations and Corporate Development Tel. (416) 365-5132

SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION Signed: /s/ Shelley M. Riley Shelley M. Riley Corporate Secretary
January 29, 2003.